Kristen A. Baracy
Direct: 312.454.0264
kbaracy@synergylawgroup.com

February 15, 2011

VIA ELECTRONIC TRANSMISSION
Mr. Matthew Crispino
Attorney-Advisor
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D. C. 20549-4628

Re:	Health in Harmony, Inc.
Registration Statement on Form S-1
Filed January 5, 2011
File Number 333-171546

Dear Mr. Crispino:

This letter is in response to your comment letter dated February 1, 2011 to Tammy DuPerron, President of Health in Harmony, Inc. (the “Company”), regarding the Company’s Registration Statement on Form S-1 filed January 5, 2011.  The Company’s Amendment No. 1 to Registration Statement on Form S-1/A (the “Registration Statement”) has been filed electronically on EDGAR along with this letter.  These revisions incorporate the changes made in response to your comments which are itemized below.

Risk Factors

“We will require financing to achieve our current business strategy . . .” page 3

1.           The Company has revised this risk factor to disclose the number of months the Company can fund its operations using currently available cash resources and the amount needed to meet its financial commitments for twelve months.

Selling Stockholders, page 8

2.           The Company has revised the selling stockholders disclosure to provide that Rachelle DuPerron is a niece-in-law of our President, Tammy DuPerron. The table now appears on page 9.

730 W. Randolph St.  -  6th Floor  -  Chicago, IL 60661  -  p: 312.454.0015  -  f: 312.454.0261

U. S. Securities and Exchange Commission
February 15, 2011

Description of Business

Business Model, page 12

3.           The Company has revised the discussion of its business model to include a description of intended distribution methods, identify potential resellers and markets and provide how the program will be delivered.  Revisions appear on pages 1, 12, 13 and 14.

Market for Common Equity and Related Stockholder Matters

Market Information, page 15

4.           The Company has revised the Registration Statement to provide disclose the eligibility of Ms. DuPerron’s stock pursuant to Rule 144. This disclosure appears on page 17.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

5.           The Company has revised the Registration Statement to include milestones, the time frame for implementation of the milestones and addresses the Company’s expectations as to generating sustained revenues. This disclosure now appears on page 18 and 19.

Results from Operations

Expenses, page 17

6.           The Registration Statement has been revised to include a description of the services related to the donated management fees. This disclosure now appears on page 18.

Liquidity and Capital Resources, page 17

17.           The discussion of liquidity has been revised (on page 19) to include a discussion of the sufficiency of the Company’s current cash resources and anticipated capital expenditures.

Executive Compensation

Summary Compensation Table, page 18

8.           The executive compensation disclosure (page 21) has been updated to include information for the fiscal year ended October 31, 2010.

730 W. Randolph St.  -  6th Floor  -  Chicago, IL 60661  -  p: 312.454.0015  -  f: 312.454.0261

U. S. Securities and Exchange Commission
February 15, 2011

Transaction with Related Persons, Promoters and Certain Control Persons, page 19

9.           The Wellness Program Purchase Agreement has been added as Exhibit No. 10.1 to the Registration Statement.

Exhibits, page II-2

10.           The auditor’s consent which was inadvertently omitted from the original registration statement has now been inserted as Exhibit 23.2.

Undertakings, page II-2

11.           The inapplicable undertakings have been deleted from the Registration Statement.

The Company and its management acknowledge and understand that they are responsible for the adequacy and accuracy of the disclosure in the filings.

The Company also acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated February 1, 2011.

Very truly yours,

/s/ Kristen A. Baracy

Kristen A. Baracy

730 W. Randolph St.  -  6th Floor  -  Chicago, IL 60661  -  p: 312.454.0015  -  f: 312.454.0261